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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                (AMENDMENT NO. 1)





                               INAMED CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

    COMMON STOCK, NO PAR VALUE                             453235103
- --------------------------------------------------------------------------------
   (Title of class of securities)                       (CUSIP number)

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
- --------------------------------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                  JUNE 21, 1996
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Check the following box if a fee is being paid with the statement [_].



(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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- -----------------------------------           ----------------------------------
CUSIP No. 453235103                                         13D-PAGE 2
- -----------------------------------           ----------------------------------


- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:        The SC Fundamental Value Fund, L.P.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                        (B) [_]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      WC/OO

- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [_]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          DELAWARE

- --------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER:               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:             585,600
   OWNED BY
                ----------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER           0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:        585,600

- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 585,600

- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                          [_]

- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              7.1%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON            PN

- --------------------------------------------------------------------------------



      SEE INSTRUCTIONS BEFORE FILLING OUT!

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- -----------------------------------           ----------------------------------
CUSIP No. 453235103                                         13D-PAGE 3
- -----------------------------------           ----------------------------------


- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:              SC Fundamental Value BVI, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                        (B) [_]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      N/A

- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [_]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          DELAWARE

- --------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER:               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:             260,400
   OWNED BY
                ----------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER           0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:        260,400

- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 260,400

- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                           [_]

- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              3.3%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON            CO

- --------------------------------------------------------------------------------



      SEE INSTRUCTIONS BEFORE FILLING OUT!

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- -----------------------------------           ----------------------------------
CUSIP No. 453235103                                         13D-PAGE 4
- -----------------------------------           ----------------------------------

- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:                 SC Fundamental, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                        (B) [_]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      N/A

- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [_]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          DELAWARE

- --------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER:               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:             585,600
   OWNED BY
                ----------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER           0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:        585,600

- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 585,600

- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                           [_]

- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              7.1%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON            CO

- --------------------------------------------------------------------------------



      SEE INSTRUCTIONS BEFORE FILLING OUT!


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- -----------------------------------           ----------------------------------
CUSIP No. 453235103                                         13D-PAGE 5
- -----------------------------------           ----------------------------------


- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:                 Gary N. Siegler

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [_]
                                                                        (B) [X]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      N/A

- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [_]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          UNITED STATES

- --------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER:               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:             846,000
   OWNED BY
                ----------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER           0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:        846,000

- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 846,000

- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                           [_]

- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              9.9%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:           IN

- --------------------------------------------------------------------------------



      SEE INSTRUCTIONS BEFORE FILLING OUT!

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- -----------------------------------           ----------------------------------
CUSIP No. 453235103                                         13D-PAGE 6
- -----------------------------------           ----------------------------------


- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:                 Peter M. Collery

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [_]
                                                                        (B) [X]
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:      N/A

- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [_]
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          UNITED STATES

- --------------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER:               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:             846,000
   OWNED BY
                ----------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER           0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:        846,000

- --------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 846,000
- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                           [_]

- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              9.9%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:           IN

- --------------------------------------------------------------------------------



      SEE INSTRUCTIONS BEFORE FILLING OUT!

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            This constitutes Amendment No. 1 to the Schedule 13D (the
"Statement") filed with the Securities and Exchange Commission (the "Commission") by The SC Fundamental Value Fund, L.P., a Delaware limited partnership (the "Fund"), SC Fundamental Value BVI, Inc., a Delaware corporation, SC Fundamental Inc., a Delaware corporation, Gary N. Siegler, an individual, and Peter M. Collery, an individual, with respect to the Common Stock, no par value (the "Common Stock"), of Inamed Corporation, a Florida corporation (the "Company").

Item 4. Purpose of the Transaction.
        ---------------------------

            As previously reported in the Statement, on January 23, 1996, the Fund and SC Fundamental Value BVI, Ltd. (collectively, the "Purchasers") purchased, in the aggregate, $8,460,000 principal amount of the Company's 11% Secured Convertible Notes due 1999 (the "Securities"). Such purchase was made pursuant to the terms of a Note Purchase Agreement dated as of January 23, 1996, a copy of which is filed as an exhibit hereto and is incorporated herein by reference. The Securities were issued under an indenture (the "Indenture"), dated as of January 22, 1996, between the Company and Santa Barbara Bank & Trust, as trustee (the "Trustee").

            The Reporting Persons purchased the Securities for investment purposes. Except with respect to the transactions contemplated by the Consent and Waiver (as defined in Item 6



                                     7

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below), the Reporting Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of
Schedule 13D.

            The Reporting Persons may from time to time (i) convert any amount of the Securities owned by the Reporting Persons into Common Stock, (ii) acquire additional shares of Common Stock, subject to the availability of prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (iii) dispose of the Securities owned by the Reporting Persons or the shares of Common Stock issued upon conversion thereof or subsequently acquired or sell short such shares of Common Stock, in each case at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

            The percentage of Common Stock reported in this Amendment as being beneficially owned by the Reporting Persons is based upon the number of outstanding shares of Common Stock represented by the Company to the Purchasers in Exhibit A to the Consent and Waiver.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        -------------------------

            The Company has notified the Purchasers that it was in default of Section 8.16 of the Indenture for the quarter ended March 31, 1996, which required that the operating profit of the



                                     8

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Company for such quarter be in excess of $2.0 million, and also failed to timely issue to the Trustee its officers' certificate for such period pursuant to
Section 8.18 of the Indenture (collectively, the "Defaults").

            As a result of the occurrence of the Defaults, the Purchasers, at the request of the Company, entered into a Consent and Waiver Agreement (the "Consent and Waiver") with the Company, a copy of which is filed as an exhibit hereto and is incorporated herein by reference. In exchange for waiving the Defaults and consenting to certain amendments to the Indenture described below, pursuant to the Consent and Waiver, the Company agreed to issue to the Purchasers on January 10, 1997 a number of shares of Common Stock (the "Issuance") equal to 5% of the number of shares of Common Stock that would otherwise have been issuable to the Purchasers if all of their Securities had been converted on June 10, 1996. The Company further agreed that it will use its best efforts to file with the Commission on or before January 10, 1997, and use its best efforts to cause to become effective on or before February 28, 1997, a registration statement on Form S-3 with respect to shares of Common Stock issued in the Issuance. In the event such registration is not so filed and declared effective, the Company will pay liquidated damages as set forth in the Indenture with respect to the filing and effectiveness of the registration forms set forth therein.



                                     9

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            The Consent and Waiver also contains the consent of the Purchasers to certain amendments of the Indenture. Such amendments exclude (i) the Issuance from the preemptive rights granted to the holders of the Securities to subscribe for additional offerings of securities of the Company and (ii) the application of any charges associated with the Issuance for the periods in which such charges are taken in connection with the calculation of certain financial covenants contained in the Indenture.

            The effectiveness of the Consent and Waiver is conditioned upon consent to the matters described above by the holders of a majority in principal amount of Securities and the delivery by the Company to the Trustee of an officers' certificate with respect to the receipt of such requisite consents.

            Effective April 1, 1996, SC Fundamental Value BVI, Ltd. transferred its economic interest in $371,000 in principal amount of the Securities to the Fund. Such tranfer has not yet been recorded on the security register of the Company.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

            1. Note Purchase Agreement, dated as of January 23, 1996, between the Company and the Purchasers.

            2. Consent and Waiver Agreement, dated June 20, 1996, between the Purchasers and the Company.



                                     10

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                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 25, 1996

                              SC FUNDAMENTAL INC.

                                    By:   /s/ Neil H. Koffler
                                          ----------------------------
                                          Neil H. Koffler as Attorney-
                                          in-Fact for Peter M. Collery,
                                          Vice President

                              THE SC FUNDAMENTAL VALUE FUND, L.P.

                                    By:   SC FUNDAMENTAL INC.

                                    By:   /s/ Neil H. Koffler
                                          ----------------------------
                                          Neil H. Koffler as Attorney-
                                          in-Fact for Peter M. Collery,
                                          Vice President

                              SC FUNDAMENTAL VALUE BVI, INC.

                                    By:   /s/ Neil H. Koffler
                                          ----------------------------
                                          Neil H. Koffler as Attorney-
                                          in-Fact for Peter M. Collery,
                                          Vice President


                                    /s/ Neil H. Koffler
                                    -----------------------------------
                                    Neil H. Koffler as Attorney-
                                    in-Fact for Gary N. Siegler*


                                    /s/ Neil H. Koffler
                                    -----------------------------------
                                    Neil H. Koffler as Attorney-
                                    in-Fact for Peter M. Collery*

*The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.


                                     11


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                                 EXHIBIT INDEX

Exhibit No.              Description
- -----------              -----------

     1. Note Purchase Agreement, dated as of January 23, 1996, between the Company and the Purchasers.

     2. Consent and Waiver Agreement, dated June 20, 1996, between the Purchasers and the Company.